UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Receipt of Deal of the Year Award for Offshore Restructuring

We, LDK Solar CO., Ltd., today announced that, on April 28, 2015, the LDK Solar offshore financial restructuring was awarded “Cross Border Deal of the Year – U.S.-Asia Region” at the 7th Annual International M&A Awards in The New York City by The M&A Advisor.

Attached hereto as Exhibit 99.1 is our press release issued on May 5, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Secretary to Board of Directors

Date: May 5, 2015

Exhibit 99.1

LDK Solar Announces Receipt of Deal of the Year Award for Offshore Restructuring

XINYU CITY, China and SUNNYVALE, Calif., May 5, 2015 - LDK Solar CO., Ltd. (“LDK Solar” or the “Company”) today announced that, on April 28, 2015, the LDK Solar offshore financial restructuring was awarded “Cross Border Deal of the Year – U.S.-Asia Region” at the 7th Annual International M&A Awards by The M&A Advisor.

The M&A Advisor has been selecting and awarding leading cross-border transactions, companies and dealmakers since 2002. This year, there were over 500 award finalists with representation from every major market in the world. “I am honored to accept this award from The M&A Advisor,” stated Interim Chairman, President and CEO Xingxue Tong. “This award signifies our difficult but solid path and progress in our financial restructuring process in 2014. We fully understand our challenges ahead for LDK Solar, and our management team will continue our efforts in achieving value for all our stakeholders. We would like to express our sincere appreciation to our legal advisors and our consultants, Sidley Austin, Zolfo Cooper, and Jefferies, for all their excellent and effective support to us in successfully completing this very complex offshore financial restructuring.”

About LDK Solar

LDK Solar CO., Ltd. is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For More Information Contact:

Jack Lai

Executive VP and CFO

LDK Solar CO., Ltd.

IR@ldksolar.com

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